April 6, 2015

VIA EDGAR

Securities & Exchange Commission
Division of Corporation Finance
Washington DC 20549-4631
Attn: Dan Duchovny. Esq//Christina Chalk, Esq.
Senior Special Counsel
Officer of Mergers and Acquisitions

Re:    AeroCentury Corp. PRER14A filed March 27, 2015

Dear Sirs/Mesdames:

This letter is in response to your letter to Timothy Harris, dated April 2, 2015, regarding the above-referenced Form PRER 14A filed by AeroCentury Corp. (the “Company”).  For your convenience, your comments are included in bold italics preceding our responses.

Executive Compensation, page 23

1.   Refer to the Summary Compensation Table at the bottom of page 23 and comment 10 in our prior comment letter dated March 24, 2015. Pursuant to Item 404 of Regulation S-K, disclose each related party’s interest (including  dollar value) in the management fees, acquisition  fees and remarketing fees paid to JMC.

Beneath the Summary Compensation Table, we have added disclosure of Ms. Perazzo’s and Mr. Crispin’s direct interests in JHC and indirect interests in JMC.  We have added quantified disclosure of Ms. Perazzo’s and Mr. Crispin’s indirect interests in the management fees management, fees, acquisition fee and remarketing expense reimbursements paid to JMC.  For completeness, we also added disclosure regarding the lack of dividends paid by JHC and the theoretical enhancement in value of Ms. Perazzo’s and Mr. Crispin’s ownership interests in JHC.  We added substantially similar disclosure beneath to the Related Party Transactions disclosure.

2.  Refer to the revised disclosure appearing at the top of page 24 of the revised proxy statement and provided in response to comment 12 in our prior comment letter. In your response letter, tell us whether the February 27, 2007 letter agreement was filed by the Company and if so when. If the letter agreement has never been filed, indicate why it was not required disclosure under Item 404 of Regulation S-K. We may have additional comments. See C&DI 217.08 available  under “Compliance and Disclosure Interpretations” under “Corporation  Finance” on our Web site at www.sec.gov.

We have added disclosure beneath the caption “JMC Management Fee and Risk Management” to more fully describe the Management Agreement and amounts paid by the Company to JMC thereunder.  We have added express disclosure to the effect that all management fees, acquisition fees and remarketing expense reimbursements paid by the Company to JMC are paid pursuant to the Management Agreement, the Company does not pay any such amounts to JMC outside of the Management Agreement, and that the Company does not pay any such amounts to JHC.

The referenced confirmation letter did not amend the Management Agreement.  Rather, the confirmation letter merely confirmed the Company’s and JMC’s mutual intent and interpretation of the Management Agreement as a memorialization of their prior course of dealing and the historic payment of acquisition fees by the Company’s predecessors-in-interest to JMC’s predecessor-in-interest.  That mutual intent and interpretation included the Company’s payment of acquisition fees to JMC.  By way of background that is described in the Company’s prior SEC filings, the Company was formed in 1998 upon the roll-up of two public limited partnerships that owned aircraft assets.  JMC is the successor-in-interest to the management company for the partnerships.   The rollup was subject to approval of the two limited partnerships and as part of the approval process, the Company was required to file an information statement (“Information Statement”) with the SEC on Form S-4 that detailed the business arrangement between the Company and JMC subsequent to the rollup transaction.   As part of the disclosure, the Information Statement included a table outlining the compensation elements paid to JMC as a management company for the Company post rollup, including the management fee, acquisition fee and remarketing fees. (See page 58 of http://www.sec.gov/Archives/edgar/data/1036848/0000950134-97-006421.txt).  The Company and JMC have abided by the compensation description disclosed in that Information Statement since the Company’s formation upon the completion of the roll-up.

The referenced confirmation letter was written in 2007 to eliminate any ambiguity arising from the compensation description in the Information Statement, the historic course of dealing between the Company and JMC, and the Management Agreement.  The referenced confirmation letter was approved on February 27, 2007 by the members of the Board of Directors who are not affiliated with JMC.

Because it was merely a confirmation of the mutual intent and interpretation of the Management Agreement, but not an amendment of any of its terms, the Company did not file the confirmation letter.

3.   Refer to the same revised disclosure at the top of page 24. Clarify the basis upon which the Company has paid JMC over $3.5 million  in remarketing fees. The Management Agreement appears to provide only reimbursement for expenses paid to third parties. Please revise or advise. Your amended disclosure should clarify how remarketing fees are calculated.

We have added disclosure beneath the caption “JMC Management Fee and Risk Management” to explain the origin, nature and amount of remarketing fees.  Market dynamics and negotiation between JMC and a remarketing agent determines the amount of a remarketing fee.  The Management Agreement does not prescribe a formula for the amount of a remarketing fee.  We have added express disclosure that the Company reimburses JMC for these remarketing fees pursuant to the terms of the Management Agreement as expenses incurred by JMC to third parties in its management of the Company’s portfolio.  We have added express disclosure that the Company only reimburses JMC for the amount of the remarketing fee paid by JMC, but no additional markup or premium.

4.   We note your revised disclosure at the bottom of page 24 of the revised proxy statement to the effect that JMC is not entitled to a change in control payment upon a change in control of the Company, and that the Management Agreement with JMC would not automatically  terminate upon such a change in control. Please reconcile this statement with the provisions of Section 3.6(b) of the Management Agreement, which a ppears to provide that a sale or disposition  of AeroCentury in a single transaction or series of transactions not approved by JMC would be deemed a termination of the Management Agreement and a breach of that Agreement by AeroCentury. Please revise or advise.

We have added disclosure beneath the caption “JMC Management Fee and Risk Management” to more fully describe the termination and early termination fee provisions of the Management Agreement.  Section 3.6(b) applies only to certain types of significant asset dispositions by the Company that are not recommended by JMC, but not the acquisition of the Company by way of merger, acquisition or consolidation  in which the Company undergoes a change in control of ownership.

5.   See our last comment above. Given that insiders of the Company control whether JMC approves such a sale of the Company, and thus whether a termination  fee is owed under the Management Agreement, discuss the conflict of interest they face in light of Mr. Beaumont’s (or any third party’s) offer to acquire AeroCentury.

We have added disclosure beneath the caption “JMC Management Fee and Risk Management” to expressly state that no early termination fee would be payable pursuant to the Management Agreement as a result of an acquisition of the Company (as opposed to the Company’s disposition of a significant portion of its assets).  We have added express disclosure that an acquisition of the Company of the type proposed by Beaumont would not, by itself, result in automatic termination or an early termination fee.  Notwithstanding the inapplicability of the early termination fee to the acquisition proposed by Beaumont, we added express disclosure of the potential conflict of interest that would arise from the Company’s proposed early termination of the Management Agreement.

6.   See our comment above and the new disclosure on page 24 of the revised proxy statement. That disclosure indicates that if the Company unilaterally terminates the Management Agreement before it expires on April 23, 2018, a substantial termination  fee may be owed to JMC by the Company. By way of example, your revised disclosure quantifies the termination  fee at $13,333,169  if the Management Agreement had been so terminated on February 1, 2015. Discuss the conflicts of interest presented, given the interests in and control of Company insiders over both JMC and AeroCentury. That is, such insiders would benefit to the extent that such a fee were payable to JMC, given their interest in that entity, and they could also control whether the Management Agreement were terminated by the Company. Describe how such potential conflicts of interest are managed.

We have added disclosure beneath the caption “JMC Management Fee and Risk Management” to expressly recognize the potential conflicts of interest arising from the Company’s dealings with JMC and Ms. Perazzo’s and Mr. Crispin’s indirect interests in JMC.  We also added disclosure of corporate governance measures used by the Company to manage such potential conflicts of interest.

The undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 650-340-1888 if you have any questions.

Sincerely,
/s/ Toni M. Perazzo
Sr. Vice President, Finance & CFO